Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND MARKET DATA

This Annual Report contains forward-looking statements that are based on current expectations, estimates, forecasts and projections about the industry in which we operate and beliefs and assumptions made by our management. Such statements include, in particular, statements about our plans, strategies and prospects. Words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “estimate,” and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking statements. We do not intend, and we disclaim any obligation, to update any forward-looking statements, whether as a result of new information, future events or otherwise.

     All market position data relating to our company is based on information from Commodity Research Unit International Limited, or CRU, and management estimates. This information and these estimates reflect various assumptions and are not independently verified. Therefore, they should be considered in this context. This document also contains information concerning our markets and products generally which is forward-looking in nature and is based on a variety of assumptions regarding the ways in which these markets and product categories will develop. These assumptions have been derived from information currently available to us and to the third-party industry analysts quoted herein. This information includes, but is not limited to, data concerning production capacity, product shipments and share of production. Actual market results may differ from those predicted. While we do not know what impact any of these differences may have on our business, our results of operations, financial condition and the market price of our securities may be materially adversely affected. Factors that could cause actual results or outcomes to differ from the results expressed or implied by forward-looking statements include, among other things:

•	our separation from Alcan;

•	the level of our indebtedness and our ability to generate cash following the separation;

•	relationships with, and financial and operating conditions of, our customers and suppliers;

•	changes in the prices and availability of raw materials we use;

•	fluctuations in the supply of and prices for energy in the areas in which we maintain production facilities;

•	our ability to access financing for future capital requirements;

•	changes in the relative values of various currencies;

•	factors affecting our operations, such as litigation, labor relations and negotiations, breakdown of equipment and other events;

•	economic, regulatory and political factors within the countries in which we operate or sell our products, including changes in duties or tariffs;

•	competition from other aluminum rolled products producers as well as from substitute materials such as steel, glass, plastic and composite materials;

•	changes in general economic conditions;

•	cyclical demand and pricing within the principal markets for our products as well as seasonality in certain of our customers’ industries; and

•	changes in government regulations, particularly those affecting environmental, health or safety compliance.

     The above list of factors is not exclusive. Some of these and other factors are discussed in more detail in our Annual Report on Form 10-K filed with the Securities and Exchange Commission under “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Risk Factors.”

NOVELIS INC. ANNUAL REPORT 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

     The following information should be read together with the selected combined financial data and our combined financial statements and accompanying notes, included elsewhere in this Annual Report, for a more complete understanding of our financial condition and results of operations.

OVERVIEW

We are the world’s leading aluminum rolled products producer based on shipment volume in 2004, with total aluminum rolled products shipments of 2,785 kilotonnes during that year. In 2004, we were the largest aluminum rolled products producer in terms of shipments in each of Europe, South America and Asia-Pacific, and we were the second largest in North America. With operations on four continents comprised of 37 operating facilities in 12 countries, we are the only company of our size and scope focused solely on aluminum rolled products markets and capable of local supply of technically sophisticated products in all of these geographic regions. We had sales and operating revenues of $7.8 billion in 2004.

     The following table sets forth our key financial and operating data for the fiscal years ended December 31, 2004, 2003, and 2002.

Years Ended December 31	2004	2003	2002

(in millions of US$)
Sales and operating revenues	$7,755	$6,221	$5,893
BGP/Segment Income (i)
Novelis North America	237	206	277
Novelis Europe	188	173	130
Novelis Asia	79	68	35
Novelis South America	143	112	90
Income (loss) before cumulative effect of accounting change	55	157	75
Rolled products shipments (ii) (kt)	2,785	2,491	2,479

Total assets	$5,954	$6,316	$4,558

(i)	Business Group Profit (BGP) or Segment Income is the measure of operating segment profitability historically used by Alcan. BGP comprises earnings before interest, income taxes, minority interests, depreciation and amortization and excludes certain items, such as corporate costs, restructuring, impairment and other special charges, pension actuarial gains, losses and other adjustments, and mark-to-market adjustments on derivatives, that are not under the control of our business groups or are not considered in the measurement of their profitability. These items have historically been managed by Alcan’s corporate head office, which focuses on strategy development and oversees governance, policy, legal, compliance, human resources and finance matters. BGP also includes our proportionate share of unconsolidated joint ventures as they are managed within each operating segment. Refer to note 26 of the combined financial statements for a reconciliation to net income for the years ended December 31, 2004, 2003, and 2002.

(ii)	Includes conversion of customer-owned metal (tolling).

NOVELIS INC. ANNUAL REPORT 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

HIGHLIGHTS

Since 2002, our shipments and operating profitability have improved. Demand growth in Asia, and our own significant production increases in that region, and market share gains in the challenging South American market have all benefited our shipment volumes. These gains offset the impact of soft market conditions in Europe in 2002 and 2003. During 2004, our rolled products shipments increased by 12% over 2003, assisted by continued growth in Asia, the recovery in the North American economies and the addition of four rolling operations in Europe as a result of Alcan’s acquisition of Pechiney. However, the continuing sluggish economic environment in Europe and the impact of a strengthening euro have kept shipments and margins under pressure in that region. This has largely offset much of the benefits that arise from a strong euro when translating our euro financial results into U.S. dollars.

     We use an integrated business system to manage our business. The core components of this system ensure that the same focus on value, improvement and environment, health and safety is found in each of our operations, regardless of geographical location. This has enabled us to achieve quality, cost and productivity improvements, optimize our product portfolio and strengthen our execution capabilities. It has also enabled us to improve our capital efficiency. Since 2002, we have held our capital expenditures below depreciation while at the same time improving our business. We have also achieved cash flow gains through the strict management of our operating working capital, which is defined as current assets, excluding cash and time deposits and short-term loans receivable, less current liabilities, excluding short-term borrowings and debt maturing within one year.

     As a separate company, we are focused on aluminum rolled products, which we believe will enable us to respond more quickly to market demands and maximize the efficient allocation of our capital, technical and human resources. As a separate company, we are also able to provide incentives to our management and employees that more closely align their interests with the performance of our aluminum rolled products business.

     Our separation from Alcan occurred on January 6, 2005, and therefore our businesses were included in Alcan’s results of operations for the year ended December 31, 2004.

SEPARATION FROM ALCAN

We were formed as a Canadian corporation on September 21, 2004. On January 6, 2005, we acquired substantially all of the aluminum rolled products businesses operated by Alcan prior to its 2003 acquisition of Pechiney. In addition to those businesses, we acquired certain alumina and primary metal-related assets in Brazil formerly owned by Alcan and four former Pechiney rolling facilities in Europe.

     We estimate that approximately $112 million in costs, fees and expenses were incurred in relation to our separation from Alcan. These costs, fees and expenses were primarily related to financing fees, legal separation matters, professional expenses, taxes and costs of producing, printing, mailing and otherwise distributing materials in connection with our recent financing transactions and other shareholder communications. All these costs, fees and expenses were paid by Alcan. Of the total debt issuance costs of $72 million, $60 million will be recorded in Deferred charges and other assets in 2005 and amortized over the life of the borrowings, while the balance of $12 million will be expensed in Other expenses (income) – net in the first quarter of 2005. The remaining costs, fees and expenses of $40 million related to our separation from Alcan were allocated proportionately to Novelis, with our share of $9 million included in selling, general and administrative expenses in the fourth quarter of 2004.

Basis of Presentation

Our combined financial statements, which are discussed below, reflect the historical financial position, results of operations and cash flows of the businesses that were transferred to us by Alcan as part of the reorganization transactions. The net assets of the four Pechiney plants that were transferred to us, initially acquired by Alcan in December 2003, are included in our combined financial statements as at December 31, 2003, and their results of operations and cash flows are included beginning January 1, 2004. The financial information discussed below and included elsewhere in this Annual Report may not necessarily reflect what our financial position, results of operations and cash flows will be in the future or would have been had we been a stand-alone company during the periods presented. Because prior to the separation a direct ownership relationship did not exist among all of our various units and because we did not constitute a separate legal entity, Alcan’s net investment in our company is shown in lieu of shareholders’ equity in the historical combined financial statements. Similarly, as we did not operate as a single entity or within a structure with a single parent company, we do not show dividends paid, other than to minority interests, in our historical combined financial results.

NOVELIS INC. ANNUAL REPORT 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

     The combined financial statements presented in this Annual Report include allocations of Alcan’s expenses, assets and liabilities, including the items described below.

General Corporate Expenses

Alcan historically performed various corporate functions for us. Allocations for general corporate expenses are reflected in selling, general and administrative expenses in our combined statements of income. The general corporate expenses allocation is primarily for human resources, legal, treasury, insurance, finance, internal audit, strategy and public affairs and amounted to $34 million, $24 million and $28 million for the years ended December 31, 2004, 2003, and 2002, respectively. Total head office costs, including the amounts allocated, amounted to $54 million, $42 million and $47 million for the years ended December 31, 2004, 2003, and 2002, respectively. Allocations were made based on the average head count and capital employed for the periods reported. Capital employed represents total assets less payables and accrued liabilities and deferred credits and other liabilities. The costs allocated are not necessarily indicative of the costs that would have been incurred had we performed these functions as a stand-alone company, nor are they necessarily indicative of costs that will be charged or incurred in the future. Following the separation, we will perform these functions using our own resources or purchased services; however, for an interim period, some of these functions will continue to be provided by Alcan under the transitional services agreement. We estimate that, as an independent company, we will need to incur additional expenses of approximately $5 to $10 million per year, based on total head office expenses in 2004 for certain of these services. As an independent company, we will incur additional head office costs for human resources, treasury, legal, insurance, finance, internal audit and other services, such that we estimate that our total general corporate expenses will be approximately $60 million for 2005. Refer to note 2 of the combined financial statements presented in this Annual Report.

Retirement Plans and Other Post-retirement Benefit Plans

Our employees have been covered under Alcan’s pension plans and other post-retirement benefit plans. Our combined financial statements include allocations for expenses attributed to our employees’ participation in these plans.

     Certain entities within our company have pension obligations, mostly comprised of defined benefit plans in the United States and the United Kingdom, unfunded pension benefits in Germany and lump sum indemnities payable to employees of our businesses in France, Korea and Malaysia upon retirement. These pension benefits are managed separately and the related assets, liabilities and costs are included in our combined financial statements.

     Alcan manages defined benefit plans in Canada, the United States, the United Kingdom and Switzerland that cover some of the entities within our company. Our share of these plans’ assets and liabilities is not included in our combined balance sheets. The combined statements of income, however, include an allocation of the costs of the plans that varies depending on whether the entity is a subsidiary or a division of Alcan. Pension costs of divisions of Alcan included in our businesses are allocated based on the following methods: service costs were allocated based on a percentage of payroll costs; interest costs, the expected return on assets and amortization of actuarial gains and losses were allocated based on a percentage of the projected benefit obligation; and prior service costs were allocated based on headcount. Pension costs of subsidiaries of Alcan included in our businesses are accounted for on the same basis as a multi-employer pension plan whereby the subsidiaries’ contributions for the period are recognized as net periodic pension cost.

     Alcan provides post-retirement benefits in the form of unfunded healthcare and life insurance benefits to retired employees in Canada and the United States that include retired employees of some of our businesses. Our share of these plans’liabilities is included in our combined balance sheets and our share of these plans’ costs is included in our combined statements of income.

Income Taxes

Our income tax expense has been recorded as if we filed separate tax returns from Alcan, notwithstanding that some of our operations were historically included in the consolidated income tax returns filed by Alcan and that most of the related income taxes were paid by Alcan. Income taxes are calculated as if all of the entities within our company had been separate tax paying legal entities, each filing a separate tax return in its local tax jurisdiction. For jurisdictions where there is no tax sharing agreement, amounts currently payable have been included in the owner’s net investment line in our combined balance sheets.

     Alcan managed its tax position for the benefit of its entire portfolio of businesses and its tax strategies are not necessarily consistent with the tax strategies that we would have followed or will follow as a stand-alone company. As a result, our effective tax rate as a stand-alone entity may differ significantly from those prevailing in historical periods.

NOVELIS INC. ANNUAL REPORT 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

Cash

Historically, Alcan provided cash management services for certain of our businesses, primarily in North America, the United Kingdom, and parts of Europe to optimize efficient pooling of funds. Cash deposits from these businesses are transferred to Alcan on a regular basis. As a result, none of Alcan’s cash and cash equivalents has been allocated to us in our combined financial statements. Transfers to and from Alcan are netted against the owner’s net investment in our combined balance sheets. Cash and cash equivalents in our combined balance sheets are comprised of only the cash and cash equivalents of our businesses, primarily in South America, Asia and parts of Europe, that perform their own cash management functions. Following the separation, we are responsible for our own cash management functions.

RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2004 COMPARED TO THE YEAR ENDED DECEMBER 31, 2003 AND FOR THE YEAR ENDED DECEMBER 31, 2003 COMPARED TO THE YEAR ENDED DECEMBER 31, 2002

The following discussion and analysis is based on our audited combined statements of income and combined balance sheets, which reflect our operations for the years ended December 31, 2004, 2003 and 2002, as prepared in conformity with U.S. GAAP.

     The table below sets forth the contribution of each end-use market and third party ingot sales to our total sales and operating revenues for the years ended December 31, 2004, 2003 and 2002 (based on management estimates).

Years ended December 31	2004	2003	2002

Contribution to Novelis sales and operating revenues
Beverage/food cans	36%	35%	38%
Construction and industrial	24	28	28
Foil products	21	15	14
Transportation	15	16	15
Ingot	4	6	5

Total	100%	100%	100%

Results of Operations

Our net income for 2004 was $55 million compared to $157 million in 2003 and a loss of $9 million in 2002. The principal factors contributing to the decline in 2004 were the after-tax restructuring and asset impairment charges in Europe of $18 million, a separate asset impairment charge of $65 million in Italy as well as a tax provision of $21 million and $12 million in costs both related to our start-up and our separation from Alcan, and a foreign currency balance sheet translation loss of $15 million. Other factors that negatively impacted 2004 net income were the $24 million (pre-tax) increase in depreciation and amortization and the $34 million (pre-tax) increase in interest expense from the comparable year-ago period. Foreign currency balance sheet translation effects, which are primarily non-cash in nature, arise from translating monetary items (principally deferred income taxes, operating working capital and long-term liabilities) denominated in Canadian dollars and Brazilian real into U.S. dollars for reporting purposes. The translation loss in 2004 reflected the significant weakening of the U.S. dollar against the Canadian dollar and Brazilian real.

     The negative impact on net income from these items was partially offset by the improvement in rolled product shipment volume, which increased 12% over the corresponding period in 2003. The increase was in response to strengthening market conditions in Asia and North America and market share improvements in South America. The four Pechiney foil plants contributed 4% to shipments for the year. The recovery in market price spreads between recycled and primary metal and the positive impact of the strengthening euro when translating local currency profits into U.S. dollars also provided a positive improvement to net income. Additionally, pre-tax mark-to-market gains on derivatives increased by $49 million in 2004.

     Included in our net income for 2003 was a foreign currency balance sheet translation loss of $26 million. Other significant items were after-tax gains of $26 million ($30 million pre-tax) on the sale of non-core businesses in Italy, the United Kingdom and Malaysia and an after-tax environmental charge of $18 million ($30 million pre-tax) related mainly to a site in the United States as well as positive tax adjustments totaling $24 million. Our results of operations for 2003 also included after-tax mark-to-market gains on derivatives of $11 million ($20 million pre-tax).

NOVELIS INC. ANNUAL REPORT 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

     The improvement in our income before the cumulative effect of an accounting change, for 2003 as compared to 2002 was made up equally from the realization of tax benefits on previously unrecorded tax losses carried forward and the difference in restructuring, impairment and other special charges. In addition, our continued focus on cost and productivity improvements and the positive impact of the stronger euro in translating local currency results more than offset the negative effects of foreign currency balance sheet translation losses, discussed above, and higher costs for recycled metal, pensions and energy.

     Results for 2002 included a non-cash charge of $84 million that resulted from the adoption of SFAS No. 142, Goodwill and Other Intangible Assets, as we identified an impairment of goodwill as of January 1, 2002 which was charged to income as a cumulative effect of an accounting change upon adoption of the new accounting standard. You should read note 4 of the combined financial statements for further information on SFAS No. 142. Our income before the cumulative effect of an accounting change for 2002 was $75 million. Included in our results for the year was a foreign currency balance sheet translation gain of $6 million and a $7 million after-tax ($9 million pre-tax) mark-to-market gain on derivatives. Other significant items included an after-tax charge of $23 million ($44 million pre-tax) for a transfer pricing adjustment related to prior years, an after-tax charge of $13 million ($14 million pre-tax) related to asset impairments and an after-tax charge of $7 million ($11 million pre-tax) for restructuring charges, both of which related to the 2001 restructuring program.

Sales and Operating Revenues and Shipments

The table below sets forth information relating to our sales and operating revenues and shipments for the years ended December 31, 2004, 2003, and 2002.

	% CHANGE
Years ended December 31	2004 VS 2003	2003 VS 2002	2004	2003	2002

(in millions of US$, except where indicated)
Sales and operating revenues	25%	6%	$7,755	$6,221	$5,893
Rolled products shipments (i) (kt)	12	–	2,785	2,491	2,479
Ingot products shipments (ii) (kt)	(19)%	24%	234	290	234

(i)	Includes conversion of customer-owned metal (tolling).

(ii)	Includes primary and secondary ingot and recyclable aluminum.

     Our sales and operating revenues were $7.8 billion for the year ended December 31, 2004, an increase of $1.5 billion, or 25%, compared to 2003. Approximately half of the increase was the result of higher LME (London Metal Exchange) aluminum prices, which are passed through to customers. LME 3-month aluminum prices in 2004 were up on average 21% compared to 2003. Eighty percent of the balance of the increase in sales reflected increased rolled products shipments, which were up 12% compared to the year-ago period resulting from improved economies in Asia and North America, and the addition of four plants in Europe obtained as part of the Pechiney acquisition, as well as market share improvements in South America. The remaining portion of the increase was attributable to the translation effects of the weakening U.S. dollar against other currencies, especially the euro.

     Ingot products shipments comprise primary ingot in Brazil, foundry products sold in Korea and Europe, secondary ingot in Europe and other miscellaneous recyclable aluminum sales made for logistical purposes.

     Our sales and operating revenues were $6.2 billion in 2003, an increase of $328 million, or 6%, compared to 2002. Approximately two-thirds of the increase reflected the translation effect of the weakening U.S. dollar against most currencies. The currency impact affected our operations primarily in Europe and Korea where our revenues are denominated in local currencies and are translated into U.S. dollars for reporting purposes. Year over year, the value of the U.S. dollar declined nearly 20% against the euro and 4% against the Korean won. Approximately one-third of the increase reflected the impact of higher LME prices being passed through to our customers. The average LME 3-month aluminum price increased approximately 5% year over year.

NOVELIS INC. ANNUAL REPORT 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

Costs and Expenses

The table below sets forth information relating to our expenses for the years ended December 31, 2004, 2003, and 2002.

Years ended December 31		2004		2003		2002

(in millions of US$, except where indicated)	$	% OF SALES	$	% OF SALES	$	% OF SALES
Cost of sales and operating expenses, excluding depreciation and amortization	$6,856	88.4%	$5,482	88.1%	$5,208	88.4%
Depreciation and amortization	246	3.2	222	3.6	211	3.6
Selling, general and administrative expenses	268	3.5	211	3.4	183	3.1
Research and development expenses	58	0.8	62	1.0	67	1.1
Interest expense	74	1.0	40	0.7	42	0.7
Other expenses, net	$28	0.4%	$0	–%	$46	0.8%

     Our cost of sales and operating expenses represented 88.4% of our sales and operating revenues in 2004, compared to 88.1% in 2003 and 88.4% in 2002. The stability of this cost/revenue relationship reflects the conversion nature of our business. The vast majority of our products have a price structure with two components: a pass-through aluminum price based on the LME and local market premiums, plus a “margin over metal” price based on the conversion cost to produce the rolled product and the competitive market conditions for that product. The increase in costs of sales and operating expenses in 2004 in large part reflected the impact of higher LME prices on metal input costs. There was a commensurate increase in sales and operating revenues as higher metal costs were passed through to customers.

     In 2004, our cost base was adversely affected by a number of external factors that increased costs for natural gas and freight. The sharp decline in the value of the U.S. dollar also had a significant adverse impact on operating and overhead costs incurred in other currencies, which are translated into U.S. dollars for reporting purposes. In order to mitigate the negative impact of cost pressures and currency, we remain focused on reducing controllable costs.

     Our depreciation and amortization expense was $246 million in 2004 compared to $222 million in 2003. Nearly half of the increase in 2004 was the result of the acquisition of Pechiney at the end of 2003, with the remainder mainly reflecting the effect of the stronger euro and Korean won when translating local currency expenses into U.S. dollars. Our depreciation and amortization expense increased $11 million in 2003, or 5%, compared to 2002. The increase in 2003 mainly reflected the effect of the strengthening euro and Korean won when translated into U.S. dollars.

     Our selling, general and administrative, or SG&A, expenses were $268 million for 2004 compared to $211 million in 2003, an increase of $57 million. Included in SG&A for 2004 are expenses related to the spin-off from Alcan and start-up costs for Novelis of $17 million. Approximately one-third of the remaining increase is from the four Pechiney plants, while about one-fifth is from the impact of the strengthening euro, which increased local currency costs when translated into U.S. dollars for reporting purposes. Our 2003 SG&A expenses were $28 million, or 15%, higher than in 2002. Approximately half of the increase in 2003 reflected the impact of the weakening U.S. dollar, most notably against the euro. On average, the value of the U.S. dollar relative to the euro declined by nearly 20% year over year. One-time pension-related expenses in Brazil and a provision for restructuring in Italy accounted equally for the balance of the increase. We expect SG&A to be higher in 2005 due to increased corporate costs as a stand-alone company. In addition, we expect to incur one-time start up costs of $20 to $25 million in 2005.

     Our research and development spending was $58 million in 2004, compared to $62 million in 2003 and $67 million in 2002. In each of the three years, research and development represented about 1% of sales and operating revenues.

     We do not believe that an analysis of our historical interest expense is meaningful as it does not reflect the level of debt financing that our business has assumed and incurred in connection with the reorganization transactions, nor the associated interest costs. On a combined basis, historical interest expense was $74 million in 2004, an increase of 85% over 2003, reflecting the higher level of borrowings and debt at the end of 2003 that was used to finance Alcan’s acquisition of Pechiney in 2003. Historical combined interest expense of $40 million in 2003 was little changed from 2002. See “Liquidity and Capital Resources” for a discussion of the debt we incurred in connection with the reorganization transactions.

NOVELIS INC. ANNUAL REPORT 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

     In 2004 Other expenses – net were $28 million, an increase of $28 million over the same period in 2003. The major factors in 2004 included $26 million in restructuring and asset impairment charges in Europe, including an $8 million asset impairment in the U.K., the separate asset impairment charge of $65 million in Italy and interest revenue of $26 million. Pre-tax mark-to-market gains on derivatives were $69 million for the year, an increase of $49 million from 2003.

     In 2003, Other expenses – net of nil included certain pre-tax expenses of $27 million. The most significant items related to pre-tax environmental provisions of $30 million mainly for a site at our Oswego facility in New York; credits to the 2001 restructuring charge of $24 million largely related to the sales of assets in the U.K., Italy and Malaysia; pre-tax mark-to-market gains on derivatives of $20 million; and foreign exchange losses of $17 million mainly relating to foreign currency balance sheet translation and a pre-tax charge of $7 million associated with a change in pension plans in Brazil. Other expenses, net of other income, of $46 million in 2002 included a pre-tax expense of $44 million related to a transfer pricing adjustment; additions to the 2001 restructuring charge of $25 million for rationalizations and asset impairments in the U.S., Italy and Malaysia; pre-tax interest revenue of $16 million; pre-tax mark-to-market gains on derivatives of $9 million; and a pre-tax expense of $3 million related to an asset impairment charge for operations in Korea. The transfer pricing adjustment relates to discussions that the Internal Revenue Service completed with the Canadian tax authorities in 2002 with respect to our (formerly Alcan Aluminum Corporation) request for competent authority assistance on the Canadian initiated transfer pricing adjustments for the tax years 1988 through 1995. The Internal Revenue Service agreed to provide correlative relief and the $44 million adjustment is the resulting increase in expenses related to our business for the years 1988 through 1995.

Income Taxes

Our income tax expense of $166 million represented an effective tax rate of 74% for 2004 compared to an income tax expense of $50 million and an effective tax rate of 25% for 2003 and an income tax expense of $77 million and an effective tax rate of 57% in 2002. This compares to a 2004 composite statutory tax rate of 33% in Canada (32% in 2003 and 2002). In 2004, the major differences were caused by the $65 million pre-tax asset impairment in Italy, for which a tax recovery is not expected, and the $21 million tax provision in connection with the spin-off of Novelis, for which there is no related income. In 2003 the difference in the rates was due primarily to prior years’ tax adjustments and the realization of tax benefits on previously unrecorded tax losses carried forward. In 2002, the difference in the rates was due primarily to the impact of potential future tax benefits that were not recognized since their realization was not likely as well as higher tax rates in foreign jurisdictions, partially offset by currency related items. You should read note 9 of the combined financial statements for a reconciliation of statutory and effective tax rates.

     The change in tax rates from year to year is largely due to the increase or decrease in valuation allowance recorded against deferred tax assets. We reduce the deferred tax assets by a valuation allowance if it is more likely than not that some portion or all of the deferred tax assets will not be realized. In 2004, we incurred tax losses in Italy, driven mainly by the impairment charge of $65 million, and it was not “more likely than not” that the tax benefits on these losses would be realized and therefore we increased the valuation allowances on these deferred tax assets. In 2003, we reduced the valuation allowance on deferred tax assets as a result of the realization of tax benefits from the carryforward of prior years’ tax losses to offset taxable income of the current year in Italy, the United Kingdom and Korea. In 2002, we incurred tax losses in certain jurisdictions, such as Italy, where it was not “more likely than not” that the tax benefits would be realized and therefore we increased the valuation allowance on these deferred assets.

Goodwill

Effective January 1, 2002, we adopted SFAS No. 142, Goodwill and Other Intangible Assets. Under the standard, goodwill and intangible assets that have indefinite useful lives are no longer amortized but rather are tested at least annually for impairment.

     On adoption of the standard, a review of goodwill resulted in an impairment charge of $84 million recorded as a cumulative effect of an accounting change as of January 1, 2002. This non-cash adjustment reflected the deterioration in end-use market conditions in the period from Alcan’s acquisition of algroup in October 2000 to January 1, 2002, and did not reflect a change in our growth prospects. Annual impairment tests in 2004, 2003, and 2002 have not resulted in any further impairment charges.

NOVELIS INC. ANNUAL REPORT 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES

As highlighted in our combined financial statements, our liquidity and available capital resources are impacted by three components: (1) operating activities, (2) investment activities and (3) financing activities.

Operating Activities

The following table sets forth information regarding our cash flow for the years ended December 31, 2004, 2003, and 2002.

	% CHANGE
Years ended December 31	2004 VS 2003	2003 VS 2002	2004	2003	2002

(in millions of US$, except where indicated)
Cash flow
Cash from operating activities	(50)%	8%	$224	$444	$410
Capital expenditures	(13)	6	(165)	(189)	(179)
Dividends (i)			(4)	–	(2)

Free cash flow (i)	(78)%	11%	$55	$255	$229

(i)	Free cash flow (which is a non-GAAP measure) consists of cash from operating activities less capital expenditures and dividends. Dividends include only those paid by our less than wholly-owned subsidiaries to their minority shareholders. We consider free cash flow to be relevant information for investors as it provides a measure of the cash generated internally that is available for investment opportunities and debt repayment. However, free cash flow does not necessarily represent cash available for discretionary activities, as certain mandatory debt service obligations must be funded out of free cash flow.

     Even though we experienced a higher level of BGP at each of our operating segments, our cash flow from operating activities was $224 million for 2004 compared to $444 in 2003, mainly due to a change in working capital resulting from higher LME prices. Our free cash flow was $55 million for 2004, a decrease of $200 million, or 78%, over the level in 2003, reflecting the impact from working capital. Our historical combined financial statements do not reflect any dividends paid by Alcan to its shareholders or the level of interest expense that we are likely to incur following our separation from Alcan.

     The higher level of cash from operating activities and free cash flow in 2003 resulted mainly from increased Business Group Profit/Segment Income at each of our operating segments. In 2003, our cash flow generated from operating activities was $444 million compared to $410 million in 2002. Our free cash flow was $255 million in 2003 compared to $229 million in 2002.

Investment Activities

The following table sets forth information regarding our capital expenditures and depreciation for the years ended December 31, 2004, 2003, and 2002.

	% CHANGE
Years ended December 31	2004 VS 2003	2003 VS 2002	2004	2003	2002

(in millions of US$, except where indicated)
Capital expenditures and depreciation
Capital expenditures	(13)%	6%	$165	$189	$179
Depreciation and amortization expense	11%	5%	$246	$222	$211

Reinvestment rate (i)(%)			67%	85%	85%

(i)	Capital expenditures as a percentage of depreciation and amortization expense.

     We believe that maintaining strong and stable cash flows while improving our return on capital assets are key measures of our financial success. Capital expenditures on property, plant and equipment decreased in 2004 and remained below the level of depreciation expense for a third consecutive year. Our capital spending was $165 million in 2004 compared to $189 million in 2003 and $179 million in 2002.

     We estimate that our annual capital expenditure requirements for items necessary to maintain comparable production, quality and market position levels (i.e., maintenance capital) will be between $100 million and $120 million for the next several years.

NOVELIS INC. ANNUAL REPORT 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

Financing Activities

Total borrowings, as well as cash and time deposits, as presented in our historical combined financial statements for the years ended December 31, 2004 and 2003, are not representative of the debt or cash and time deposits that we have following our separation from Alcan. Historically, Alcan has centrally managed its financing activities in order to optimize its costs of funding and financial flexibility at a corporate level. Consequently, the debt being carried in our historical combined financial statements does not reflect either our debt capacity or our financing requirements.

     In connection with the reorganization transactions and our separation from Alcan, we and certain of our subsidiaries incurred new borrowings of $2.9 billion as described below.

     Novelis entered into senior secured credit facilities providing for aggregate loans of up to $1.8 billion. These facilities consist of a $1.3 billion seven-year senior secured Term Loan B facility, all of which we borrowed on January 10, 2005, and a $500 million five-year multi-currency revolving credit facility, none of which was borrowed in connection with the reorganization transactions. The Term Loan B facility consists of an $825 million US Term Commitment and a $475 million Canadian Term Commitment, each denominated in US dollars. The proceeds from the Term Loan B facility were used in connection with the reorganization transactions and our separation from Alcan and to pay related fees and expenses. The loans under the Term Loan B facility accrue interest at a variable rate (LIBOR plus 1.75%). We have entered into interest rate swaps to fix the interest rate on $310 million of the variable rate Term Loan B debt at an effective weighted average interest rate of 5.5% for periods of up to three years.

     The revolving credit facility and the Term Loan B facilities have maturities of 5 years and 7 years, respectively. Principal on the Term Loan B facility is payable in quarterly installments in amounts equal to 1% per annum with the balance due in the final year of maturity. Required amortization under the Canadian Term Loan B, including amounts due under any mandatory prepayments, are limited such that no more than 25% of the initial amount of the Canadian Term Loan B will be subject to scheduled and mandatory prepayments within the first 5 years of the facility. Any required prepayments amounts in excess of this 25% threshold will be applied to the repayment of the U.S. Term Loan B until the fifth anniversary of the funding of the Canadian Term Loan B.

     The credit agreement relating to the senior secured credit facilities includes customary affirmative and negative covenants, as well as financial covenants relating to our maximum total leverage ratio, minimum interest coverage ratio, and minimum fixed charge coverage ratio. The senior secured credit facilities (i) are guaranteed by our principal wholly-owned subsidiaries organized in the United States, Canada, the United Kingdom, Germany, Ireland, Brazil and Switzerland; and (ii) are secured by certain of our assets, including stock of our subsidiaries and intercompany notes representing amounts owed by our subsidiaries to us, and the assets of certain of our subsidiaries, including stock in, and intercompany notes from, other subsidiaries, who have guaranteed the senior secured credit facilities.

     On January 31, 2005, Novelis announced that it had agreed to sell $1.4 billion aggregate in principal amount of senior unsecured debt securities (Senior Notes). The Senior Notes, which were priced at par, bear interest at 7.25%. The net proceeds of the placement, received on February 3, 2005, were used to repay the principal and accrued unpaid interest on notes that were issued to Alcan on January 6, 2005, in the amount of $1.4 billion, in connection with the reorganization transactions.

     Interest on the Senior Notes is payable semi-annually. The Senior Notes mature on February 15, 2015. Prior to February 15, 2010, we may redeem some or all of the notes by paying a “make-whole” premium. At any time on or after February 15, 2010, we may redeem some or all of the notes at specified redemption prices. The Senior Notes are unsecured senior obligations and rank equally with all of our existing and future unsecured senior indebtedness. The Senior Notes are guaranteed on a senior unsecured basis by all of our existing and future Canadian and U.S. wholly-owned restricted subsidiaries, certain of our existing foreign wholly-owned restricted subsidiaries and our other restricted subsidiaries that guarantee debt in the future under any of our credit facilities, provided that the borrower of such debt is our company or one of our Canadian or U.S. subsidiaries. The Senior Notes and the guarantees will effectively rank junior to our secured debt and the secured debt of the guarantors (including debt under our existing senior secured credit facilities described herein), to the extent of the value of the assets securing that debt.

NOVELIS INC. ANNUAL REPORT 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

     In November and December 2004, our Korean subsidiary entered into agreements to borrow an aggregate of $183 million under four separate three-year floating rate term loans and $20 million under a one-year floating rate term loan. We have swapped interest payments on $133 million of Korean floating rate term loans in exchange for fixed interest payments, within which $70 million of U.S. dollar denominated Korean term loans were exchanged for Korean Won denominated debt. Following these swaps, the effective weighted average rate on the fixed portion of the three-year Korean term loans is 4.6%. The remaining portion of the three-year term loan accrues a floating interest rate of U.S. three-month LIBOR plus 1.35%. The one-year Korean term loan has a variable rate based on the three-month Korean CD rate plus 1.50%. The proceeds of the Korean term loans were used to refinance existing debt of our Korean subsidiary, and are unsecured.

     Debt issuance costs related to the new borrowings were $72 million, $60 million of which will be recorded in Deferred charges and other assets in 2005 and amortized over the lives of the borrowings. The balance of $12 million will be expensed in the first quarter of 2005. The level of debt, including the current and long term portions of the debt, may vary as we may need to provide for other cash requirements.

     The new debt of $3.0 billion described above, as well as a capital lease received from Alcan in connection with the rolled products portion of the business assets in Sierre, Switzerland of $48 million, formed our debt structure shortly after our separation from Alcan. In addition, Other receivables, Long-term receivables, Short-term borrowings, Debt maturing within one year and Debt not maturing within one year, all with Alcan, as described in note 11 of the combined financial statements, along with third party borrowings (except those of our Korean subsidiary), were all settled on our separation from Alcan.

     Assuming no debt repayments in 2005 and a U.S. 3-month LIBOR rate of 3.05% and a Korean 3-month CD rate of 3.55% as at March 18, 2005, the following table summarizes the calculation of annualized interest expense attributable to our debt structure following completion of the financial transactions:

	AMOUNT	EFFECTIVE	INTEREST
	OF DEBT	INTEREST RATE	EXPENSE

(in millions of US$, except where indicated)
Term Loan B – floating	$990	4.80%	$48
Term Loan B – fixed rate swap	310	5.50	17
Senior Notes	1,400	7.25	102
Korean term loans	203	4.60	9
Capital lease – Sierre	48	8.50%	4
Amortization of debt issuance costs			7

Total	$2,951		$187

     Our subsidiaries in Malaysia and Brazil have access to committed local credit lines totaling $25 million.

Off-Balance Sheet Arrangements

As of December 31, 2004, we did not have any off-balance sheet arrangements as defined in Item 303(a)(4) of SEC Regulation S-K.

Contractual Obligations

We have future obligations under various contracts relating to debt payments, capital and operating leases, long-term purchase arrangements and pensions and other post-employment benefits. The table below provides a summary of these contractual obligations (based on undiscounted future cash flows) as at December 31, 2004. Long-term debt obligations are presented below. However, they reflect our historical debt level which is not representative of the debt repayments and interest expense that will actually be due or accrue under the new capital structure.

NOVELIS INC. ANNUAL REPORT 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

		LESS THAN			MORE THAN
Payments due by period as at December 31, 2004	TOTAL	1 YEAR	1-3 YEARS	3-5 YEARS	5 YEARS

(in millions of US$)
Long-term debt (i)	$2,737	$291	$329	$910	$1,207
Interest payments on long-term debt (ii)	1,544	157	358	336	693
Capital leases (iii)	2	1	1	–	–
Operating leases (iii)	25	9	10	5	1
Purchase obligations (iii)	105	41	31	22	11
Unfunded pension plans (iv)	434	7	16	17	394
Other post-employment benefits (iv)	457	8	18	19	412
Funded pension plans (iv)	(v)	10	21	22	(v)

Total		$524	$784	$1,331

(i)	Refer to note 18 of the combined financial statements. The long-term debt repayments above represent the repayments based on our historical debt balances. In 2005, we refinanced all of our long-term debt payable to Alcan and its subsidiaries with third party long-term debt as described in note 27, Subsequent Events – Financing of the accompanying combined financial statements.

(ii)	As described in (i) above, we refinanced all of our long-term debt payable to Alcan and its subsidiaries with third party long-term debt, and accordingly, the interest payments discussed above are not representative of the interest expense that will actually accrue under the new debt structure. Our current debt structure consists of the $1.3 billion seven-year Term Loan B facility, the $1.4 billion 10-year Senior Notes as described in note 27 to the accompanying combined financial statements, and the existing third-party long-term debt of Alcan Taihan Aluminium Limited as described in note 18 to the accompanying combined financial statements. Based on this debt structure, expected interest payments would be as follows assuming variable interest rates do not change; our interest rate swaps are not replaced when they mature; and the Korean term loans are refinanced and swapped at the same rates prevailing as at March 29, 2005: Less than 1 year: $163 million; 1-3 years: $348 million; 3-5 years: $343 million; More than 5 years: $671 million.

(iii)	Refer to note 20 of the combined financial statements.

(iv)	Refer to note 24 of the combined financial statements.

(v)	Pension funding generally includes the contribution required to finance the annual service cost, except where the plan is largely over-funded, and amortization of unfunded liabilities over periods of 15 years, with larger payments made over the initial period where required by pension legislation. Contributions depend on actual returns on pension assets and on deviations from other economic and demographic actuarial assumptions. Based on our long-term expected return on assets, annual contributions for years after 2009 are projected to be in the same range as in prior years and to grow in relation with payroll.

DIVIDEND POLICY

On March 1, 2005, our board of directors approved a policy of quarterly dividend payments on our common shares and declared a quarterly dividend of $0.09 per common share payable on March 24, 2005 to shareholders of record at the close of business on March 11, 2005. Future dividends will depend on, among other things, our financial resources, cash flows generated by our business, our cash requirements, restrictions under the instruments governing our indebtedness, and other relevant factors.

ENVIRONMENT, HEALTH AND SAFETY

We strive to be a leader in environment, health and safety, or EHS. To achieve this, we, as part of Alcan, introduced a new environment, health and safety management system in 2003 which is a core component of our overall business management system.

     Our EHS system is aligned with ISO 14001, an international environmental management standard, and OHSAS 18001, an international occupational health and safety management standard. All our facilities are expected to implement the necessary management systems to support ISO 14001 and OHSAS 18001 certifications. As of December 31, 2004, all 37 of our facilities worldwide are ISO 14001 certified, 34 facilities were OHSAS 18001 certified and 32 have dedicated quality improvement management systems.

     Our capital expenditures for environmental protection and the betterment of working conditions in our facilities were $12 million in 2004. We expect these capital expenditures will be approximately $20 million in 2005. In addition, expenses for environmental protection (including estimated and probable environmental remediation costs as well as general environmental protection costs at our facilities) were $34 million in 2004, and are expected to be $37 million in 2005. Generally, expenses for environmental protection are recorded in Cost of sales and operating expenses. However, significant remediation costs that are not associated with on-going operations are recorded in Other expenses (income) – net.

NOVELIS INC. ANNUAL REPORT 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

OPERATING SEGMENT REVIEW

Due in part to the regional nature of supply and demand of aluminum rolled products, our activities are organized under four business groups and are managed on the basis of geographical areas. The business groups are Novelis North America, Novelis Europe, Novelis Asia and Novelis South America.

	% CHANGE
Years ended December 31	2004 VS 2003	2003 VS 2002	2004	2003	2002

(in millions of US$, except where indicated)
Business group Profit/Segment Income(i)
Novelis North America	15%	(26)%	$237	$206	$277
Novelis Europe	9	33	188	173	130
Novelis Asia	16	94	79	68	35
Novelis South America	28%	24%	$143	$112	$90

(i) Refer to note 26 of the combined financial statements for a reconciliation to net income.

Years ended December 31	2004	2003	2002

Sales and operating revenues by business group (i)
Novelis North America	38%	38%	43%
Novelis Europe	40	40	38
Novelis Asia	15	15	13
Novelis South America	7	7	6

Total	100%	100%	100%

(i)	Excludes intersegment revenues. Refer to note 26 of the combined financial statements for details on intersegment revenues.

     Business Group Profit (BGP) or Segment Income is the measure of operating segment profitability historically used by Alcan. BGP comprises earnings before interest, income taxes, minority interests, depreciation and amortization and excludes certain items, such as corporate costs, restructuring, impairment and other special charges, and pension actuarial gains, losses and other adjustments and mark to market adjustments on derivatives, that are not under the control of our business groups or are not considered in the measurement of their profitability. These items historically have been managed by Alcan’s corporate head office, which focuses on strategy development and oversees governance, policy, legal, compliance, human resources and finance matters. BGP also includes our proportionate share of unconsolidated joint ventures as they are managed within each operating segment.

NOVELIS INC. ANNUAL REPORT 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

     The accounting principles used to prepare the information by operating segment are the same as those used to prepare our combined financial statements, except for the following two items:

(1)	The operating segments include our proportionate share of joint ventures (including joint ventures accounted for using the equity method) as they are managed within each operating segment; and

(2)	Pension costs for the operating segments are based on the normal current service cost with all actuarial gains, losses and other adjustments being included in intersegment and other.

Additional operating segment information is presented in note 26 of the combined financial statements.

Novelis North America

Through 12 aluminum rolled products facilities, including two dedicated recycling facilities, Novelis North America manufactures high-quality aluminum sheet and light gauge products. In the past few years, industry production capacity has been reduced through consolidation and restructuring. Novelis North America has focused its efforts on improving its competitiveness through cost improvements, product portfolio upgrades and production optimization. In 2004, approximately 60% of Novelis North America’s rolled products production is directed to the beverage/food can market, which historically has tended to be little affected by the general business cycle. Other important end-use markets for Novelis North America include containers and packaging, automotive, other transportation applications, construction and other industrial applications.

     The following tables set forth key financial and operating data for Novelis North America for the fiscal years ended December 31, 2004, 2003, and 2002.

Years ended December 31	2004	2003	2002

Contribution to Novelis North America sales and operating revenues (i)
Beverage/food cans	58%	57%	61%
Construction and industrial	15	14	11
Foil products	10	12	11
Transportation	14	15	15
Ingot	7	2	2

Total	100%	100%	100%

	% CHANGE
Years ended December 31	2004 VS 2003	2003 VS 2002	2004	2003	2002

(in millions of US $, except where indicated)
Novelis North America selected financial information (ii)
Sales and operating revenues	24%	(5)%	$2,964	$2,385	$2,517
BGP	15	(26)	237	206	277
Rolled products shipments (iii) (kt)	7	(7)	1,115	1,042	1,120
Ingot products shipments (iv) (kt)	46%	(9)%	60	41	45

(i)	Based on management estimates.

(ii)	Intersegment revenues and shipments are not included in the figures above. Refer to note 26 of the combined financial statements for details on intersegment revenues.

(iii)	Includes conversion of customer-owned metal (tolling).

(iv)	Includes primary and secondary ingot and recyclable aluminum.

NOVELIS INC. ANNUAL REPORT 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

     In 2004, Novelis North America had sales and operating revenues of $3.0 billion, representing 38% of our total sales and operating revenues,and shipments of 1,175 kilotonnes, representing 39% of our total shipments. Compared to 2003, Novelis North America’s revenues increased by $579 million, or 24%. The majority of the increase reflected the impact of higher LME prices passed through to customers, with the balance mainly reflecting higher shipments.

     In 2004, the industrial products, construction, transportation and small industrial goods end-use markets were very strong. Can and foil end-use markets were relatively flat for the industry; however, Novelis North America’s participation was up in these end-use markets. Recycling played a bigger role for us in 2004 as we increased the amount of recycling used in our products. The spreads between recycled metal and primary metal costs increased as aluminum prices continued to increase, averaging slightly above normal spreads for the year. This increase made a positive contribution to our financial results due to our increased use of recycled metal.

     Novelis North America reported BGP of $237 million for 2004, an increase of $31 million, or 15%, over 2003. This improvement is attributable to strong growth in rolled product shipments which were up 7% from the year-ago period due to strengthening market conditions. Benefits to BGP of cost control efforts and the recovery in purchase price spreads between recycled metal and primary aluminum were offset by the strengthening Canadian dollar and the negative impact of metal price lags. Metal price lags result from temporary timing differences between the pass through aluminum price component of our sales to customers and the LME-related cost of aluminum purchases included in our cost of goods sold.

     In 2003, Novelis North America had sales and operating revenues of $2.4 billion, representing 38% of our total sales and operating revenues, and shipments of 1,083 kilotonnes, representing 39% of our total shipments. Compared to 2002, Novelis North America’s revenues decreased by $132 million, or 5%, in 2003 mainly due to lower shipments, offset in part by the impact of higher aluminum input costs passed through to customers.

     Rolled product shipments for 2003 were 7% below the record level in 2002 due to lower can stock shipments, the transfer of business to Novelis Asia and weak market conditions in the United States. In contrast, automotive sheet sales reached an all-time record in 2003 as sales of light trucks in the North American market remained strong, despite a 3% decline in overall automobile production. Novelis North America benefited from innovations in sport utility vehicle lift-gate and hood technologies as a result of its continued close co-operation with automotive customers. Industrial product revenues improved despite ongoing weakness in the distributor market and severe import price competition, as we continued to concentrate on new value-creating product applications. Container and foilstock shipments were essentially unchanged from 2002 levels, while package and converter foil shipments continued to be adversely affected by imports.

     Novelis North America’s BGP for 2003 declined by $71 million, or 26%, compared to 2002. Approximately half of the decline reflected lower rolled product volumes, with the remainder of the decline accounted for, in equal parts, by the adverse effect of metal price lags, the impact of higher recycled metal costs and the effect of the stronger Canadian dollar when translating local currency expenses into U.S. dollars. Contributions from aggressive cost reduction efforts and improved conversion margins helped to partially offset the year-over-year decline, each by equal amounts.

Novelis Europe

Novelis Europe provides European markets with value-added sheet and light gauge products through its 17 operating plants, including two recycling facilities. Novelis Europe serves a broad range of aluminum rolled product end-use applications, with construction and industrial products representing the largest end-use market in terms of shipment volume. Novelis Europe is a global leader in the production of lithographic sheet, a specialized product requiring technical production, and is the second largest supplier of foil in Europe in terms of shipments. Over the last two and one-half years, demand from Novelis Europe’s end-markets has been mixed, with most showing little growth. Novelis Europe has responded by rationalizing its production facilities and optimizing its product portfolio in order to reduce costs and improve profitability. These initiatives together with the translation benefits of the stronger euro against the U.S. dollar, have led to a 45% improvement in Novelis Europe’s BGP from 2002 to 2004.

NOVELIS INC. ANNUAL REPORT 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

     The following tables set forth key financial and operating data for Novelis Europe for the fiscal years ended December 31, 2004, 2003, and 2002.

Years ended December 31	2004	2003	2002

Contribution to Novelis Europe sales and operating revenues (i)
Beverage/food cans	16%	17%	19%
Construction and industrial	40	49	52
Foil products	29	14	13
Transportation	12	12	12
Ingot	3	8	4

Total	100%	100%	100%

	% CHANGE
Years ended December 31	2004 VS 2003	2003 VS 2002	2004	2003	2002

(in millions of US$, except where indicated)
Novelis Europe selected financial information (ii)
Sales and operating revenues	23%	13%	$3,081	$2,510	$2,218
BGP	9	33	188	173	130
Rolled products shipments (iii) (kt)	14	1	984	860	853
Ingot products shipments (iv) (kt)	(31)%	108%	105	152	73

(i)	Based on management estimates.

(ii)	Intersegment revenues and shipments are not included in the figures above. Refer to note 26 of the combined financial statements for details on intersegment revenues.

(iii)	Includes conversion of customer-owned metal (tolling).

(iv)	Includes primary and secondary ingot and recyclable aluminum.

     In 2004, Novelis Europe had sales and operating revenues of $3.1 billion, representing 40% of our total sales and operating revenues, and shipments of 1,089 kilotonnes, representing 36% of our total shipments. Compared to 2003, Novelis Europe’s sales and operating revenues increased by $571 million, or 23%. The impact of higher LME prices passed through to customers accounted for the majority of the improvement in sales and operating revenues, with higher shipments from the acquisition of Pechiney and foreign currency translation effects accounting for the remaining improvement.

     In 2004, the European aluminum can market grew as can production accelerated conversion from steel to aluminum, driven by legislative changes originating in Germany in the post-consumer container return area, where the value of post-consumer used beverage containers, or UBCs, advantages aluminum over steel in the recovery system. The European automotive market also continued to grow well as we made headway into new applications. Europe continues to experience growth in the aluminization of vehicles for performance reasons. The European lithographic sheet market also increased as demand for higher-grade product, driven by computer-to-print technology, feeds directly into our areas of asset capabilities and expertise.

     Novelis Europe reported BGP of $188 million for 2004 as compared to $173 million in 2003. Included in the results was a restructuring charge of $16 million taken in Europe. The positive effect on translation of euro-denominated results into U.S. dollars, favorable metal effects, benefits from previous restructuring activities, and the contribution of four rolling operations acquired from Pechiney more than offset any negative product mix impact. While some end-markets are slowly recovering in Europe, the strength of the euro continues to keep shipments and margins under pressure. In response to the challenging market conditions, Novelis Europe is focused on optimizing its portfolio of products and reducing costs.

     In 2003, Novelis Europe had sales and operating revenues of $2.5 billion, representing 40% of our total sales and operating revenues, and shipments of 1,012 kilotonnes, representing 36% of our total shipments. Compared to 2002, Novelis Europe’s sales and operating revenues increased by $292 million, or 13%. Approximately two-thirds of the improvement reflected the impact of the stronger euro, with the balance mainly reflecting the impact of higher total shipments.

NOVELIS INC. ANNUAL REPORT 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

     In 2003, the European beverage can market was negatively impacted by the timing of the introduction of complex deposit requirements in Germany, but demand growth in Eastern Europe partially offset this factor. The demand for lithographic sheet was strong, ending 6% above 2002 levels; however the distributor market was weak throughout the year. Other end-use markets were mixed in 2003. The demand for bright surface products was robust, whereas painted products and industrial plate showed only modest improvement compared to 2002. In addition to the difficult economic situation, the strengthening euro versus the U.S. dollar exacerbated already very competitive market conditions. The demand for aluminum automotive sheet remained strong in 2003 and represented the key driver for overall market growth, with automotive sheet shipments up 18% over 2002. Through its automotive finishing facility in Nachterstedt, Germany, Novelis Europe is the exclusive supplier to the all-aluminum structured Jaguar XJ, which entered production in 2003 at a build rate of 30,000 cars per year.

     In 2003, approximately two-thirds of the year-over-year increase in Novelis Europe’s BGP was due to the impact of the stronger euro on the translation of euro profits into U.S. dollars with the remainder of the increase mainly reflecting the impact of restructuring programs. During 2003, Novelis Europe continued to concentrate on value-added market sectors and products, while focusing on cost and operating working capital reduction in its operations. Foil and technical products continued to implement major restructuring programs in the United Kingdom, Germany and Switzerland. By mid-year, Novelis Europe’s profitability had improved as the fixed cost burden was reduced through plant consolidation.

Novelis Asia

Novelis Asia operates three manufacturing facilities in the Asian region and manufactures a broad range of sheet and light gauge products. Our sales in the region are focused on key markets for foil products, construction and industrial products, and food and beverage cans. Strong growth in emerging markets, such as China, and the technological and operating advances at our two Korean rolling mills have led to a significant improvement in Novelis Asia shipments and profitability over the past few years.

     The following tables set forth key financial and operating data for Novelis Asia for the fiscal years ended December 31, 2004, 2003, and 2002.

Years ended December 31	2004	2003	2002

Contribution to Novelis Asia sales and operating revenues (i)
Beverage/food cans	24%	23%	10%
Construction and industrial	17	15	24
Foil products	27	26	26
Transportation	26	27	27
Ingot	6	9	13

Total	100%	100%	100%

	% CHANGE
Years ended December 31	2004 VS 2003	2003 VS 2002	2004	2003	2002

(in millions of US$, except where indicated)
Novelis Asia selected financial information (ii)
Sales and operating revenues	30%	17	$1,194	$918	$785
BGP	16	94	79	68	35
Rolled products shipments (iii) (kt)	17	20	452	385	320
Ingot products shipments (iv) (kt)	(9)%	(26)%	39	43	58

(i)	Based on management estimates.

(ii)	Intersegment revenues and shipments are not included in the figures above. Refer to note 26 of the combined financial statements for details on intersegment revenues.

(iii)	Includes conversion of customer-owned metal (tolling).

(iv)	Includes primary and secondary ingot and recyclable aluminum.

NOVELIS INC. ANNUAL REPORT 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

     In 2004, Novelis Asia had sales and operating revenues of $1.2 billion, representing 15% of our total sales and operating revenues, and record shipments of 491 kilotonnes, representing 16% of our total shipments. Compared to 2003, Novelis Asia’s sales and operating revenues increased by $276 million or 30%. Over 40% of the increase reflects the impact of higher LME prices passed through to customers, with the balance mainly reflecting higher shipments and an improved product portfolio.

     Novelis Asia reported BGP of $79 million for 2004 compared to $68 million in 2003. The improvement principally reflected increased demand, most notably in China, which was met with improved operating productivity, and a move to higher value-added products. Novelis Asia’s rolled products shipments were 452 kilotonnes in 2004, an increase of 17% from 2003.

     In 2003, Novelis Asia had sales and operating revenues of $918 million, representing 15% of our total sales and operating revenues, and shipments of 428 kilotonnes, representing 15% of our total shipments. Sales and operating revenues increased by 17% in 2003 compared to 2002. Almost all of the improvement reflected increased rolled product shipments. Novelis Asia was able to capitalize on growth in Asian can demand, particularly in China, combined with improved operating performance in our Korean operations. Novelis Asia is the second largest supplier to China in terms of shipments, which in Asia-Pacific, is the fastest growing market. In order to reinforce our strategic position in Southeast Asia, we increased our ownership position in Aluminium Company of Malaysia Berhad from 36% to 59% in 2003.

     Novelis Asia’s BGP has steadily increased over the last three years due to the higher shipments resulting from the improved operating performance of our Korean rolling mills and an improved product portfolio.

Novelis South America

Novelis South America operates two rolling plants facilities in Brazil along with two smelters, an alumina refinery and a bauxite mine. Novelis South America manufactures a variety of aluminum sheet and light gauge products for the beverage/food can, construction and industrial and packaging end-use markets. Economic markets in South America have been volatile and challenging over the past several years, but Novelis South America has been able to capitalize on its position as the only can sheet producer in that region, in order to improve its sales into the beverage and food can markets. Novelis South America has also turned to new export markets in an attempt to offset the impacts of the more difficult local economic conditions. Novelis South America’s Pinda facility is supplied, in part, by our two smelters in Brazil, with any excess primary production being sold to third parties in the form of billet. A portion of their power requirements are self-generated. Raw materials for these smelters are partially supplied by a company-owned bauxite mine and alumina refinery.

     The following tables set forth key financial and operating data for Novelis South America for the fiscal years ended December 31, 2004, 2003, and 2002.

Years ended December 31	2004	2003	2002

Contribution to Novelis South America sales and operating revenues (i)
Beverage/food cans	60%	50%	52%
Construction and industrial	3	5	3
Foil products	11	8	10
Transportation	15	17	14
Ingot	11	20	21

Total	100%	100%	100%

NOVELIS INC. ANNUAL REPORT 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

	% CHANGE
Years ended December 31	2004 VS 2003	2003 VS 2002	2004	2003	2002

(in millions of US$, except where indicated)
Novelis South America selected financial information (ii)
Sales and operating revenues	27%	9%	$525	$414	$379
BGP	28	24	143	112	90
Rolled products shipments (iii) (kt)	15	10	234	204	186
Ingot products shipments (iv) (kt)	(44)%	(7)%	30	54	58

(i)	Based on management estimates.

(ii)	Intersegment revenues and shipments are not included in the figures above. Refer to note 26 of the combined financial statements for details on intersegment revenues.

(iii)	Includes conversion of customer-owned metal (tolling).

(iv)	Includes primary and secondary ingot and recyclable aluminum.

     In 2004, Novelis South America had sales and operating revenues of $525 million, representing 7% of our total sales and operating revenues, and shipments of 264 kilotonnes, representing 9% of our total shipments. Compared to 2003, Novelis South America’s sales and operating revenues increased by $111 million, or 27%. Two-thirds of the increase reflected the impact of higher LME prices passed through to customers and sold from our smelters to third party ingot customers with the balance mainly reflecting higher shipments.

     The first half of 2004 in South America was slow as the can business was down approximately 6%. But by year-end, the market recovered and was up 2%. The economy started to pick up in the second quarter with full consumer involvement in most segments occurring by the fourth quarter. The light gauge market in South America grew by 11%; however, Novelis South America’s light gauge business grew by 22%, reflecting the unique position we hold in South America.

     Novelis South America reported BGP of $143 million for 2004 compared to $112 million in 2003. Approximately seventy-five percent of the increased BGP is related to market share gains, evidenced by a 15% increase in Novelis South America’s rolled products shipments over the prior year period compared to an 8% improvement in the overall aluminum rolled product market, with the balance coming from improved pricing and higher ingot prices due to the production from our smelters in Brazil.

     Novelis South America had sales and operating revenues of $414 million in 2003, representing 7% of our total sales and operating revenues, and shipments of 258 kilotonnes, representing 9% of our total shipments. Approximately half of the improvement reflected higher rolled products shipments, which increased by 9% due to further inroads made into the can market. The balance of the improvement in sales and operating revenues reflected higher aluminum input costs which are passed through to customers.

     While South American economies improved in 2003, the business environment remained challenging. As the only local can sheet producer, Novelis South America was well positioned to grow can sheet sales despite a decrease in demand in the domestic can market. New product introductions along with competitive advantages and improvements in the distribution chain also strengthened our sales position in industrial products and light gauge markets. Efforts to grow export sales continued in order to mitigate the impact of soft local demand.

     In 2003, Novelis South America’s BGP increased by $22 million, or 24%, compared to 2002. Approximately half of the year-over-year increase was due to higher shipments, with the balance reflecting equally the impact of higher LME prices and the benefits from ongoing cost reduction initiatives. A portion of the benefits were offset by lower conversion prices due to the soft market conditions.

     In 2002, South American economies were severely impacted by political uncertainty in Brazil, Argentina and Venezuela. The Brazilian real fell 53% during the year, which reduced demand for U.S. dollar-based aluminum products and led to an 8% drop in sheet shipments. In order to mitigate the decline in local demand, Novelis South America turned to new export markets and new product introductions, as well as focusing on higher value-added products.

RISKS AND UNCERTAINTIES

We are exposed to a number of risks in the normal course of our operations that could potentially affect our performance. A discussion of risks and uncertainties is included under the caption “Risk Factors” in Item 7 of our Annual Report on Form 10-K. In addition, refer to notes 20 and 22 of our combined financial statements for a discussion of commitments and contingencies and financial instruments and commodity contracts.

NOVELIS INC. ANNUAL REPORT 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

Risk Management

We are exposed to certain market risks as part of our ongoing business operations, including risks from changes in commodity aluminum prices, foreign currency exchange rates and interest rates that could impact our results of operations and financial condition. Alcan historically has managed these types of risks on our behalf as part of its group-wide management of market risks. The notional amounts of derivative financial instruments included in the historical combined financial statements indicate the extent of our involvement in such instruments but are not necessarily indicative of what our exposure to market risk through the use of derivatives would be as a separate stand-alone entity. We plan to manage our exposure to these and other market risks through regular operating and financing activities and the use of derivative financial instruments. We intend to use such derivative financial instruments as risk management tools and not for speculative investment purposes. By their nature, all such instruments involve risk including the credit risk of non-performance by counterparties, and our maximum potential loss may exceed the amount recognized in our balance sheet. However, at December 31, 2004, the principal counterparty to these contracts was Alcan and we believe there was no significant risk of loss in the event of non-performance.

     The decision whether and when to commence a hedge, along with the duration of the hedge, can vary from period to period depending on market conditions and the relative costs of various hedging instruments. The duration of a hedge is always linked to the timing of the underlying exposure, with the connection between the two being regularly monitored to ensure effectiveness. Derivative contracts that are deemed to be highly effective in offsetting changes in the fair value or cash flows of hedged items are designated as hedges of specific exposures and, accordingly, all gains and losses on these instruments are recognized in the same manner as the item being hedged.

     The separation agreement between Alcan and us provides that we will assume all liabilities under, or otherwise relating to, derivatives and similar obligations primarily related to our business. Initially, Alcan may continue to perform obligations under such derivatives and similar obligations on our behalf, but all amounts paid to or received from third parties will be charged to or credited to us. Clearly defined policies and management controls govern all risk management activities. Derivative transactions are executed only with approved counterparties. Transactions in financial instruments for which there is no underlying exposure to our company are prohibited.

Commodity Price Risk

Most aluminum rolled products are priced in two components: a pass-through aluminum price component based on the LME quotation and local market premia, plus a “margin over metal” or conversion charge based on the competitive market price of the product. As a consequence,the aluminum price risk is largely absorbed by the customer. In situations where we offer customers fixed prices for future delivery of our products, we may enter into hedging contracts for the metal inputs in order to protect the profit on the conversion margin of the product. In addition, sales contracts currently representing approximately 20% of our total annual sales provide for a ceiling over which metal prices cannot contractually be passed through to our customers. We mitigate the risk of this metal price exposure through the purchase of metal hedging contracts or options.

Foreign Currency Exchange Risk

Exchange rate movements, particularly the euro, the Canadian dollar, the Brazilian real and the Korean won against the U.S. dollar, have an impact on our results. In Europe and Korea, where we have local currency conversion prices and operating costs, we benefit as the euro strengthens and Korean won weakens, but are adversely affected as the euro weakens but the Korean won strengthens. In Korea, a significant portion of the conversion prices for exports is U.S. dollar driven. In Canada and Brazil, we have operating costs denominated in local currency while our functional currency is the U.S. dollar. As a result we benefit from a weakening in local currencies but, conversely, are disadvantaged if they strengthen. In Brazil, this is partially offset by some sales that are denominated in real. In Europe and Korea where the local currency is also the functional currency, certain revenues, operating costs and debt are denominated in U.S. dollars. Foreign currency contracts may be used to hedge these economic exposures.

     Any negative impact of currency movements on the currency contracts that we have entered into to hedge identifiable foreign currency commitments to purchase or sell goods and services would be offset by an equal and opposite favorable exchange impact on the commitments being hedged. For a discussion of accounting policies relating to currency contracts, see note 3 of our combined financial statements.

NOVELIS INC. ANNUAL REPORT 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

Sensitivities

	CHANGE IN	$ MILLIONS
	RATE/PRICE	PER YEAR

Estimated annual effect on our net income:
Economic impact of changes in period-average U.S. dollar exchange rates
Euro	+10%	$14
Korean won	+10	(4)
Canadian dollar	+10	(4)
Brazilian real	+10%	$(17)

Interest Rate Risk

We are subject to interest rate risk related to the variable rate debt we incurred in the financing transactions. For every 12.5 basis point increase in the interest rates on the $1,060 million of variable rate debt that has not been swapped into fixed interest rates, our annual net income would be reduced by $1 million.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

We have prepared our combined financial statements in conformity with accounting principles generally accepted in the United States, and these statements necessarily include some amounts that are based on our informed judgments and estimates. Our accounting policies are discussed in note 3 of our combined financial statements. Historically, the process of creating our financial reports has been managed by Alcan. As discussed below, our financial condition or results of operations may be materially affected when reported under different conditions or when using different assumptions in the application of such policies. In the event estimates or assumptions prove to be different from actual amounts, adjustments are made in subsequent periods to reflect more current information. We believe the following critical accounting policies are those that require our more significant judgments and estimates used in the preparation of our combined financial statements.

Allocation of General Corporate Expenses

Alcan has allocated general corporate expenses to us based on average head count and capital employed. Capital employed represents total assets less payables and accrued liabilities and deferred credits and other liabilities. Capital employed and average headcount are both indicative of the size of our businesses. A combination of these measures as a basis of allocation also mitigates unrepresentative fluctuations in the amounts allocated. The costs allocated were not necessarily indicative of the costs that would have been incurred if we had performed these functions as a stand-alone company, nor were they indicative of costs that will be incurred in the future. The use of a different basis of allocation may result in a material change to the amounts reflected in the SG&A expense in the combined statements of income. The general corporate expenses allocation is primarily for human resources, legal, treasury, insurance, finance, internal audit, strategy and public affairs and amounted to $34 million, $24 million and $28 million for the years ended December 31, 2004, 2003 and 2002, respectively. Total head office costs, including the amounts allocated, amounted to $54 million, $42 million and $47 million for the years ended December 31, 2004, 2003 and 2002, respectively.

Post-retirement Benefits

The costs of pension and other post-retirement benefits are calculated based on assumptions determined by us, with the assistance of independent actuarial firms and consultants. These assumptions include the long-term rate of return on pension assets, discount rates for pension and other post-retirement benefits obligations, expected service period, salary increases, retirement ages of employees and health care cost trend rates. These assumptions are subject to the risk of change as they require significant judgment and have inherent uncertainties that we may not be able to control.

     The two most significant assumptions used to calculate the obligations in respect of employee benefit plans are the discount rates for pension and other post-retirement benefits, and the expected return on assets.

NOVELIS INC. ANNUAL REPORT 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

     The discount rate for pension and other post-retirement benefits is the interest rate used to determine the present value of benefits. It is based on the yield on long-term high-quality corporate fixed income investments at the end of each fiscal year. The weighted-average discount rate was 5.4% as of December 31, 2004, compared to 5.8% and 5.6% for 2003 and 2002, respectively. An increase in the discount rate of 0.5%, assuming inflation remains unchanged, would have resulted in a reduction of approximately $40 million in the pension and other post-retirement obligations and in a reduction of approximately $4 million in the net periodic benefit cost. A reduction in the discount rate of 0.5%, assuming inflation remains unchanged, would have resulted in an increase of approximately $43 million in the pension and other post-retirement obligations and in an increase of approximately $4 million in the net periodic benefit cost.

     The calculation of the estimate of the expected return on assets is described in note 24 of our combined financial statements. The weighted-average expected return on assets was 8.3% for 2004, 8.0% for 2003 and 5.0% for 2002. The expected return on assets is a long-term assumption whose accuracy can only be measured over a long period based on past experience. Over the 15-year period ended December 31, 2004, the average actual return on assets exceeded the expected return by 0.9% per year. A variation in the expected return on assets of 0.5% will result in a variation of approximately $2 million in the net periodic benefit cost.

Environmental Liabilities

Environmental expenses that are not legal asset retirement obligations are accrued on an undiscounted basis when it is probable that a liability for past events exists and remediation can be reasonably estimated. In determining whether a liability exists, we are required to make judgments as to the probability of a future event occurring. These judgments are subject to the risk of change, as they depend on events that may or may not occur in the future. If our judgments differ from those of legal or regulatory authorities, the provisions for environmental expense could increase or decrease significantly in future periods. Our environmental experts and internal and external legal counsel are consulted on all material environmental matters.

Property, Plant and Equipment

Due to changing economic and other circumstances, we regularly review our property, plant and equipment, or PP&E. Accounting standards require that an impairment loss be recognized when the carrying amount of a long-lived asset held for use is not recoverable and exceeds its fair value. The amount of impairment to be recognized is calculated by subtracting the fair value of the asset from the carrying amount of the asset. As discussed in the notes to our combined financial statements, we reviewed specific PP&E for impairment in 2004 due to situations where circumstances indicated that the carrying value of specific assets could not be recovered. We made assumptions about the undiscounted sum of the expected future cash flows from these assets and determined that they were less than their carrying amount, resulting in the recognition of an impairment in accordance with U.S. GAAP. In estimating future cash flows, we use our internal plans. These plans reflect our best estimates; however they are subject to the risk of change as they have inherent uncertainties that we may not be able to control. Our actual results could differ significantly from those estimates. We cannot predict whether an event that triggers an impairment of PP&E will occur or when it will occur, nor can we estimate what effect it will have on the carrying values of our assets.

Income Taxes

The provision for income taxes is calculated based on the expected tax treatment of transactions recorded in our combined financial statements. Income tax assets and liabilities, both current and deferred, are measured according to the income tax legislation that is expected to apply when the asset is realized or the liability settled. We regularly review the recognized and unrecognized deferred income tax assets to determine whether a valuation allowance is required or needs to be adjusted. In forming a conclusion about whether it is appropriate to recognize a tax asset, we must use judgment in assessing the potential for future recoverability while at the same time considering past experience. All available evidence is considered in determining the amount of a valuation allowance. If our interpretations differ from those of tax authorities or judgments with respect to tax losses change, the income tax provision could increase or decrease, potentially significantly, in future periods.

NOVELIS INC. ANNUAL REPORT 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

RECENTLY ISSUED ACCOUNTING STANDARDS

Consolidation of Variable Interest Entities

In January 2003, the Financial Accounting Standards Board, or FASB, issued Interpretation No. 46, or FIN 46, “Consolidation of Variable Interest Entities,” in an effort to expand upon and strengthen existing accounting guidance as to when a company should consolidate the financial statements of another entity. The FASB issued a revision to FIN 46 in December 2003. The interpretation requires “variable interest entities” to be consolidated by a company if that company is subject to a majority of expected losses of the entity or is entitled to receive a majority of expected residual returns of the entity, or both. A company that is required to consolidate a variable interest entity is referred to as the entity’s primary beneficiary. The interpretation also requires certain disclosures about variable interest entities that a company is not required to consolidate, but in which it has a significant variable interest. This interpretation applied to us commencing with the period ending March 31, 2004. For further details, refer to note 4 of our combined financial statements.

     In our combined financial statements as at December 31, 2003 and prior to December 31, 2003, we combined all entities in which we had control by ownership of a majority of voting interests. As a result of FIN 46, our combined balance sheet includes the assets and liabilities of Logan Aluminum Inc. (Logan), a variable interest entity for which we are the primary beneficiary. Logan manages a tolling arrangement for our company and an unrelated party.

     Upon adoption of FIN 46 in 2004, assets of approximately $38 million and liabilities of approximately $38 million related to Logan that were previously not recorded on our combined balance sheet were recorded by us. There was no impact on the combined statements of income for the periods presented and no cumulative effect of an accounting change to recognize. The results of operations of this variable interest entity were included in our combined results prospectively and did not have a material impact for the year ended December 31,2004. Our investment, plus any unfunded pension liability, related to Logan totaled approximately $37 million as at December 31, 2004, representing our maximum exposure to loss. Creditors of Logan do not have recourse to our general credit as a result of including Logan in our financial statements.

     For a discussion of other recently issued accounting standards, none of which is expected to have a material impact on our results of operations or our financial condition, please refer to note 3 of our combined financial statements.

NOVELIS INC. ANNUAL REPORT 2004